UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Kestrel Energy, Inc.
                                (Name of Issuer)

                           Common Stock, No par value
                         (Title of Class of Securities)

                                 492545 10 8
                                 (CUSIP Number)

                              S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                           1550 17th Street, Suite 500
                             Denver, Colorado 80202
                                (303) 892-9400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 28, 2002
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                            CUSIP No. 492545 10 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Samson Exploration N.L.

2)    Check the Appropriate Box if a Member of a Group*

      (a)
      (b)

3)    SEC USE ONLY

4)    Source of Funds

      WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)    Citizenship or Place of Organization

      Australia

Number of Shares        7)  Sole Voting Power             2,657,800
Beneficially Owned      8)  Shared Voting Power                   0
By Each Reporting       9)  Sole Dispositive Power        2,657,800
Person With            10)  Shared Dispositive
                                   Power                          0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,657,800

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [
      ]

13)   Percent of Class Represented by Amount in Row (11)

      27.2%

14)   Type of Reporting Person

      CO

                                  SCHEDULE 13D/A
                           SAMSON EXPLORATION N.L.


Item 1      Security and Issuer

            No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2      Identity and Background

            (a)   Name:             Samson Exploration N.L.

            (b)   Business          Level 36, Exchange Plaza
                  Address:          2 The Esplanade
                                    Perth, Western Australia 6000


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            (c)   Principal
                  Business and
                  Place of
                  Organization:     An investment corporation registered in
                                    Australia

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

            (a)   Name:             Malcolm Alec Burne, Company Director

            (b)   Business          Golden Prospect plc
                  Address:          1st Floor, 143-149 Great Portland Street
                                    London WIN 5FB
                                    ENGLAND

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Managing Director - Same Address

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------------------
            (a)   Name:             Neil Thacker MacLachlan, Company Director

            (b)   Business          Hill Young & Associates
                  Address:          Level 21, Governor Phillip Tower
                                    1 Farrar Place
                                    Sydney, NSW, 2000
                                    AUSTRALIA

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Director - Same Address

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            ------------------------------------------------------------
            (a)   Name:             David Thorwald Cairns, Company Director

            (b)   Business
                  Address:          Resolute Limited
                                    4th Floor, Griffin Centre
                                    28 The Esplanade
                                    Perth, WA, 6000
                                    AUSTRALIA

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Geologist - Same Address

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      British
            -------------------------------------------------------------
            (a)   Name:             Denis Ivan Rakich, Company Director

            (b)   Business
                  Address:          Samson Exploration N.L.
                                    Level 36, Exchange Plaza
                                    2 The Esplanade
                                    Perth, WA, 6000
                                    AUSTRALIA

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Company Secretary - Same Address

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      Australian

Item 3.     Source and Amount of Funds or Other Consideration

            On April 28, 2002, the Reporting Person purchased 500,000 units, consisting of 500,000 Shares and a warrant to purchase 500,000 additional Shares, for $350,000 as part of an offering by the Issuer under Regulations D and S of the Securities Act of 1933. All of the Shares, including the warrant, were acquired with working capital.

Item 4.     Purpose of Transaction

            The Shares were acquired for investment purposes.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a)   2,657,800 Shares of Common Stock (27.2%) beneficially owned.

            (b) Number of Shares as to which there is sole power to vote - 2,657,800; shared power to direct the vote - 0; sole power to direct the disposition - 2,657,800; shared power to direct the disposition
            - 0.

            (c)   None.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

Item 7.     Material to be filed as Exhibits

            None.

                                        SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SAMSON EXPLORATION N.L.


Date: 19 September 2002                   By:/s/Denis I. Rakich
                                             Denis I. Rakich
                                             Company Secretary